☐ Revenue plan & Est P/L

	2021	2022	2023	2024	2025
Total Market Forecast	10	40	80	160	300
FCST System Sales	2	8	16	32	50
Equipment Price (k$)	2,500	2,500	3,000	3,000	3,000
Equipment Sales (k$)	5,000	20,000	48,000	96,000	150,000
Chemical Sales (k$)	500	2,000	4,800	9,600	15,000
A/S & Spare (k$)			2,400	4,800	7,500
Sales Revenue (k$)	5,500	22,000	55,200	110,400	172,500

(Unit: M$)

	2021	2022	2023	2024	2025
Sales	5.5	22.0	55.2	110.4	172.5
Gross Profit	1.9	9.8	24.6	50.4	78.9
Operating Profit	1.7	7.9	19.3	38.6	58.9
Net Income	1.3	6.5	14.6	28.8	43.7